

June 24, 2022

Christopher M. Bouda
Vice President and Chief Accounting Officer
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, DC 20037-1701

> **Re: Danaher Corporation**
> **Form 10-K For the fiscal year ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-08089**

Dear Mr. Bouda:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K For the fiscal year ended December 31, 2021

Consolidated Financial Statements
Note 8. Other Operating Expenses, page 86

1. We note you entered into a series of related agreements to resolve litigation and to modify and partially terminate the related prior commercial arrangements, and $547 million was recorded as pretax contract settlement expense due to the unfavorable nature of the arrangement and $34 million was capitalized as intangible assets. Please explain to us in further detail the basis for predominantly recording the arrangement as contract settlement expense. As part of your response, please provide details of the significant assumptions and methodologies in the valuation used to assist you in determining the value of each of the elements of the transaction. In addition, your response should also include:

  • details of the underlying litigation;
  • the significant terms of each of the agreements;

- the reason why the payments were structured over a duration through 2029, and not all upfront;
- how the non-fixed portion of the payments are to be determined;
- the elements of the transaction and the specific unfavorable nature of the prior arrangement that resulted in significant expense being recorded and why greater value was not attributed to the ongoing acquired rights;
- the reason why the payments are not expensed as due;
- the reason why you did not account for each agreement on a stand-alone basis; and
- the reason it is appropriate to present the cash outflows as a financing activity.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences